UNITED STATES			OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION			OMB Number: 3235-0101
Washington, D.C. 20549			Expires: December 31, 2009
Estimated average burden
FORM 144			hours per response ......... 2.00

NOTICE OF PROPOSED SALE OF SECURITIES			SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933			DOCUMENT SEQUENCE NO.

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing			CUSIP NUMBER
an order with a broker to execute sale or executing a sale directly with a market maker.
I (a) NAME OF ISSUER (Please type or print) SYNTA PHARMACEUTICALS CORPORATION	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.	WORK LOCATION

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
45	HARTWELL AVENUE,	LEXINGTON	MA	02421
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET	CITY	STATE	ZIP CODE
GALLEON TECHNOLOGY OFFSHORE, Ltd.	NONE	590 MADISON AVE., 34th, FL	NY	NY	10022
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr, 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
COMMON	KNIGHT EQUITY MARKETS, L.P. 545 WASHINGTON BOULEVARD JERSEY CITY, NEW JERSEY 07310		13,577	110,657.98	33,832,198	11/9/07	NASDAQ

INSTRUCTIONS:			3.	(a)	Title of the class of securities to be sold
1.	(a) (b)	Name of issuer Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c) (d)	Issuer’s S.E.C. file number, if any Issuer’s address, including zip code		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(e)	Issuer’s telephone number, including area code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
				(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f) (g)	Approximate date on which the securities are to be sold Name of each securities exchange, if any, on which the securities are intended to be sold
2.	(a) (b)	Name of person for whose account the securities are to be sold
Such person’s relationship to the issuer (e.g., officer, director,
10% stockholder, or member of immediate family of any of
the foregoing)
	(c)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I — SECURITIES SOLD TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
COMMON	6/2/06	GALLEON TECHNOLOGY OFFSHORE, Ltd. PURCHASED SERIES A CONVERTIBLE PREFERRED STOCK ON JUNE 2,2006. THE COMPANY CONVERTED THE SERIES A ON FEB. 9, 2007 TO COMMON IN CONNECTION WITH THE IPO.	SYNTA PHARMACEUTICALS CORPORATION	13,577	6/2/06	CASH
INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
GALLEON TECHNOLOGY OFFSHORE, Ltd. 590 MADISION AVENUE, 34TH FLOOR NY, NY 10022	COMMON	OCT. 10, 2007	48,750	$460,861
REMARKS:

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

NOVEMBER 13, 2007	/S/ CAROLYN A. MILLER
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)